FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Material Event regarding a fine for maintaining a deficit in the reserve requirement.

Item 1

MATERIAL EVENT

In accordance with Articles 9 and 10 of Law 18,045, Banco Santander Chile informs that the Superintendence of Banks and Financial Institutions, in conformity with the powers conferred to this institution in Article 64 of the General Banking Law, has fined the Bank Ch$9,297,487 for maintaining a deficit in its reserve requirement between July 9 and August 8 of 2005.

The General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: August 25, 2005	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel